UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to_____________________

Commission file number: 0-16946

LabOne, Inc. Profit Sharing 401(K) Plan

LabOne, Inc.
10101 Renner Blvd
Lenexa, Kansas 66219

(913) 888-1770

401(k) PLAN OF

LABONE, INC.

Financial Statements and Schedules
December 31, 2001, 2000, and 1999
(With Independent Auditors' Report Thereon)

Table of Contents

Independent Auditors' Report

Financial Statements:

Statements of Net Assets Available for Plan Benefits, December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits, Years ended
December 31, 2001, 2000, and 1999

Notes to Financial Statements

Schedules

1     Schedule of Assets Held for Investment Purposes

2     Schedule of Reportable Transactions

Signatures

Exhibits

Exhibit 24: Independent Auditors' Consent

Independent Auditors' Report

The Board of Directors
LabOne, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the 401(k) Plan of LabOne, Inc. (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the 401(k) Plan of LabOne, Inc. at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
May 24, 2002

401(k) PLAN OF LABONE, INC.

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments	$ 25,367,866	17,602,775
Receivables from employees	184,423	216,453
Receivables from employers	92,211	108,226
Receivables from other accounts	29,196	5,893
Total assets	25,673,696	17,933,347
Liabilities:
Unapplied forfeitures	29,196	5,893
Net assets available for plan benefits	$ 25,644,500	17,927,454

See accompanying notes to financial statements

401(k) PLAN OF LABONE, INC.

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2001, 2000, and 1999

	2001	2000	1999
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in
fair value of investments	$ 5,241,212	(3,604,905)	101,316
Interest	60,113	48,256	52,648
Dividends	170,312	1,289,860	809,718
	5,471,637	(2,266,789)	963,682
Less investment expenses	5,796	4,232	3,905
Net investment income (loss)	5,465,841	(2,271,021)	959,777
Contributions:
Employee	2,363,128	1,938,927	1,650,928
Employer	1,125,553	942,220	787,538
Rollovers from other investment plans	99,582	1,691,952	—
Total additions	9,054,104	2,302,078	3,398,243
Deductions from net assets for distributions to participants	(1,337,058)	(1,227,874)	(1,158,891)
Net increase	7,717,046	1,074,204	2,239,352
Net assets available for plan benefits:
Beginning of year	17,927,454	16,853,250	14,613,898
End of year	$ 25,644,500	17,927,454	16,853,250

See accompanying notes to financial statements

401(k) PLAN OF LABONE, INC.

Notes to Financial Statements

December 31, 2001, 2000, and 1999

(1) Summary of Significant Accounting Policies

(a) Organization

The following description of the 401(k) Plan of LabOne, Inc. (the Plan) provides only general information. Participants should refer to the Summary Plan Description text for a more complete description of the Plan's provisions.

The Plan was adopted by the Board of Directors of LabOne, Inc. (the Company) effective January 1, 1987. The Plan is administered by the Company. Employees of the Company are eligible for participation at the beginning of each calendar quarter following the date the employee completes five hundred hours of service, attains age 20 1/2, and completes six consecutive months of employment or one year of eligibility service, as defined.

The Plan allows participating employees to deduct their contributions from personal taxable income. Contributions made by the Company and participating employees will not be required to be included in the employees' taxable income until the year of withdrawal from the Plan.

(b) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) Expenses

Substantially all costs and expenses incurred in administering the Plan are paid by the Company.

(d) Investments

The Plan's investments are held in a bank trust account. Investments in securities are stated at fair value. The fair value of marketable securities is based upon quotations from national securities exchanges. Plan assets include investments in common stock of the Company. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Forfeitures

Forfeitures are based on the nonvested portion of the employer contributions upon employee termination. Forfeited amounts are applied as a reduction of Company contributions.

(f) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments

The Plan's investments are stated at fair value determined primarily by quoted market prices.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 or 2000:

	2001	2000
Company common stock	$ 11,277,814	3,414,043
American Century Investments, Inc.:
Ultra Fund	5,542,822	6,097,446
Value Fund	2,400,939	2,044,709
International Growth Fund	1,668,283	2,131,082
Premium Capital Reserve Fund	1,201,554	1,037,874
Equity Growth Fund	998,455	947,000

During the years ended December 31, 2001, 2000, and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000	1999
Mutual funds	$ (1,486,533)	(2,882,836)	2,559,365
Common stock	6,727,745	(722,069)	(2,458,049)
	$ 5,241,212	(3,604,905)	101,316

At May 24, 2002, the fair value of 732,096 shares of common stock of the Company was $17,680,118.

(3) Investment in Company Common Stock

Company contributions are invested in Company common stock. Employees can also elect to invest their contributions in Company common stock. Information about the net assets and the significant components of the changes in net assets relating to both the nonparticipant and participant-directed investment in Company common stock for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 6,727,745	(722,069)	(2,458,049)
Interest	1,720	214	5,685
Dividends	—	—	276,337
	6,729,465	(721,855)	(2,176,027)
Less investment expenses	91	80	211
Net investment income (loss)	6,729,374	(721,935)	(2,176,238)
Contributions:
Employee	264,854	219,207	177,771
Employer	1,125,553	942,220	787,538
Total additions	8,119,781	439,492	(1,210,929)
Deductions from net assets attributed to:
Distributions to participants	(314,728)	(203,044)	(231,346)
Loans to participants	(57,819)	(9,951)	(7,565)
Loan repayments	34,126	19,719	17,531
Transfers between funds	65,376	87,416	149,018
Total deductions	(273,045)	(105,860)	(72,362)
Net increase (decrease)	7,846,736	333,632	(1,283,291)
Net assets available for plan benefits:
Beginning of year	3,543,460	3,209,828	4,493,119
End of year	$ 11,390,196	3,543,460	3,209,828

(4) Contributions

Participating employees may elect to contribute to the Plan up to 10% of their annual earnings subject to certain Internal Revenue Service (IRS) limitations. The Company has the discretion to contribute up to an additional 50% of the participant's contributions, not to exceed 5% of the participant's annual compensation. The Company elected to contribute the maximum amount for 2001, 2000, and 1999. Since 1987, all Company contributions have been invested in Company common stock.

Funds may be transferred between accounts at any time upon notification to American Century Investments, Inc., excluding the Company contributions, which must be invested in Company common stock.

Effective for Plan years 1996 and thereafter, the Company amended the Plan during 1997 to redefine compensation for highly compensated employees. Severance pay for highly compensated employees is not considered compensation for Plan purposes. Therefore, highly compensated employees are restricted from making Plan contributions from severance pay.

(5) Obligations for Benefits

Upon retirement or termination of employment, Plan participants are entitled to receive full value of their contributions and earnings thereon. Each participant becomes 100% vested in Company contributions after five years of service and is 100% vested upon disability, death, or attainment of age sixty-five while employed by the Company.

(6) Loans to Participants

Loans to participants may be authorized by the Plan's Administrative Committee. The amount may not be less than $500 and may not exceed one-half of the participants' vested account balances (limited to $50,000). Loans must carry a reasonable rate of interest defined as not less than the prime rate plus 1% at the date of the last day of the month preceding loan issuance. The loan period varies from one to five years.

(7) Federal Income Taxes

The Plan has received a determination letter from the IRS, dated December 17, 1997, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code), and the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Participants will not be taxed on Company contributions, their pretax contributions up to $10,500 in 2001 and 2000, or income of the trust until they receive distributions from the Plan. Participants' pretax contributions are subject to Social Security taxes and federal unemployment taxes.

(8) Reconciliation of Financial Statements to Form 5500

At December 31, 2001, participants whose account balances totaled $224,602 had notified the Plan Administrator that they had elected to withdraw from the Plan. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on Form 5500.

The following is a reconciliation of net assets available for plan benefits from the financial statements to the Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for plan benefits per the financial statements	$ 25,644,500	17,927,454
Amounts allocated to withdrawing participants	(224,602)	(17,869)
Net assets available for plan benefits per the Form 5500	$ 25,419,898	17,909,585

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Distributions to participants per the financial statements	$ 1,337,058	1,227,874	1,158,891
Add amounts allocated to withdrawing participants at end of year	224,602	17,869	49,654
Less amounts allocated to withdrawing participants at beginning of year	(17,869)	(49,654)	(192,691)
Distributions paid to participants per the Form 5500	$ 1,543,791	1,196,089	1,015,854

(9) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by American Century Investments, Inc. American Century Investments, Inc. is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan also holds shares of Company common stock.

(10) Plan Participants

The following summarizes the number of associate participants by fund as of December 31, 2001 and 2000:

	2001	2000
Company stock account	976	770
American Century Investments, Inc.:
Ultra Fund	665	592
Value Fund	389	345
International Growth Fund	397	359
Premium Capital Reserve Fund	294	212
Premium Diversified Bond Fund	226	187
Equity Growth Fund	367	314
Strategic Allocation: Conservative Fund	124	83
Strategic Allocation: Moderate Fund	255	184
Strategic Allocation: Aggressive Fund	252	189

Included in the Company stock account are participants who receive their employer match in this account, but make their own contributions to another account.

Schedule 1

401(k) PLAN OF LABONE, INC.

Schedule of Assets Held for Investment Purposes

December 31, 2001

	Number		Current
Description of investment	of units	Cost	value
Common stock:
LabOne, Inc. **	732,096	$ 8,179,496	11,277,814
Mutual funds:
American Century Investments, Inc.:**
Ultra Fund	200,536	*	5,542,822
Value Fund	342,991	*	2,400,939
International Growth Fund	209,320	*	1,668,283
Premium Capital Reserve Fund	1,201,554	*	1,201,554
Premium Diversified Bond Fund	54,575	*	552,848
Equity Growth Fund	51,895	*	998,455
Strategic Allocation: Conservative Fund	20,036	*	104,786
Strategic Allocation: Moderate Fund	85,110	*	502,997
Strategic Allocation: Aggressive Fund	42,471	*	275,214
			24,525,712
Loans to participants (interest rates on outstanding loans
at December 31, 2001 varied from 6.0% to 10.5%) **		*	842,154
Total investments			$ 25,367,866

* In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.
**Party-in-interest.

See accompanying independent auditor's report

Schedule 2

401(k) PLAN OF LABONE, INC.

Schedule of Reportable Transactions

Year ended December 31, 2001

Current
				Expense		value of
				incurred		asset on
				with	Cost	trans-
	Purchase	Selling	Lease	trans-	of	action	Gain
	price	price	rental	action	asset	date	(loss)
LabOne, Inc. common stock *	$ 1,562,921	—	—	—	1,562,921	1,562,921	—
* Party-in-interest.

See accompanying independent auditor's report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LabOne, Inc. Profit Sharing 401(K) Plan

Date: June 26, 2002	By /s/ W. Thomas Grant W. Thomas Grant Benefits Administrative Committee Member

Date: June 26, 2002	By /s/ John W. McCarty John W. McCarty Benefits Administrative Committee Member